EXHIBIT 3.1

ARTICLES OF INCORPORATION

OF

CHINO COMMERCIAL BANCORP

ARTICLE ONE. The name of this corporation is:

CHINO COMMERCIAL BANCORP

ARTICLE TWO. The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE THREE. The name and address in this State of the corporation’s initial agent for service of process is Nikki Wolontis, King, Holmes, Paterno & Berliner, LLP, 1900 Avenue of the Stars, 25th Floor, Los Angeles, California 90067.

ARTICLE FOUR. The corporation is authorized to issue only one (1) class of shares; and the total number of shares which the corporation shall have authority to issue is Ten Million (10,000,000).

ARTICLE FIVE. The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

ARTICLE SIX. The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

Dated: March 2, 2006	/s/ Nikki Wolontis
Nikki Wolontis, Incorporator

I hereby declare that I am the person who executed the foregoing Articles of Incorporation, which execution is my act and deed.

Dated: March 2, 2006	/s/ Nikki Wolontis
Nikki Wolontis, Incorporator